UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

EARTHSTONE ENERGY, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

27032D205

(CUSIP Number)

Frank A. Lodzinski

President and Chief Executive Officer

Oak Valley Resources, LLC

1400 Woodloch Forest Drive, Suite 300

The Woodlands, Texas 77380

with a copy to:

Reid. A Godbolt, Esq.

Jones & Keller, P.C.

1999 Broadway, Suite 3150

Denver, Colorado 80202

(281) 298-4246

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 7, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 27032D205

1	NAMES OF REPORTING PERSONS: Oak Valley Resources, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (See Instructions): Not applicable (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: -0-
	8	SHARED VOTING POWER: 9,162,452 (1)
	9	SOLE DISPOSITIVE POWER: -0-
	10	SHARED DISPOSITIVE POWER: 9,162,452 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 9,162,452 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 41.1% (2)
14	TYPE OF REPORTING PERSON (See Instructions): PN

(1)	Oak Valley Resources, LLC, a Delaware limited liability company (“Oak Valley”), directly holds 9,162,452 shares of common stock, $0.001 par value per share (“Common Stock”), of Earthstone Energy, Inc., a Delaware corporation (“Earthstone”). However, the shares of Common Stock covered by this item may be deemed to be beneficially owned by Bold Energy Holdings, LLC, a Texas limited liability company (“Bold”), pursuant to a Voting and Support Agreement (the “Voting and Support Agreement”), dated as of November 7, 2016, by and among Oak Valley, Earthstone and Bold obligating Oak Valley to vote such shares in accordance with the terms of the Voting and Support Agreement.
(2)	This calculation is based on 22,289,177 shares of Common Stock outstanding as of November 4, 2016, as reported in its Quarterly Report on Form 10-Q for the period ended September 30, 2016 (the “Quarterly Report”) filed by Earthstone with the Securities and Exchange Commission (the “Commission”) on November 8, 2016.

CUSIP No. 27032D205

1	NAMES OF REPORTING PERSONS: Bold Energy Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (See Instructions): Not applicable (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: -0-
	8	SHARED VOTING POWER: 9,162,452 (1)
	9	SOLE DISPOSITIVE POWER: -0-
	10	SHARED DISPOSITIVE POWER: -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 9,162,452 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 41.1% (2)
14	TYPE OF REPORTING PERSON (See Instructions): PN

(1)	The shares of Common Stock covered by this item may be deemed beneficially owned by Bold pursuant to the Voting and Support Agreement.
(2)	This calculation is based on 22,289,177 shares of Common Stock outstanding as of November 4, 2016, as reported in the Quarterly Report filed by Earthstone with the Commission on November 8, 2016.

CUSIP No. 27032D205

1	NAMES OF REPORTING PERSONS: EnCap Energy Capital Fund V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (See Instructions): Not applicable (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: -0-
	8	SHARED VOTING POWER: 9,162,452 (1)
	9	SOLE DISPOSITIVE POWER: -0-
	10	SHARED DISPOSITIVE POWER: 9,162,452 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 9,162,452 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 41.1% (2)
14	TYPE OF REPORTING PERSON (See Instructions): PN

(1)	Five affiliated investment funds (the “EnCap Oak Valley Funds”), specifically EnCap Energy Capital Fund VII, L.P. (“EnCap Fund VII”), EnCap Energy Capital Fund VI, L.P. (“EnCap Fund VI”), EnCap VI-B Acquisitions, L.P. (“EnCap Fund VI-B”), EnCap Energy Capital Fund V, L.P. (“EnCap Fund V”), and EnCap V-B Acquisitions, L.P. (“EnCap Fund V-B”), each a Texas limited partnership, collectively own a majority of the membership interests of Oak Valley and have the contractual right to nominate a majority of the members of the board of managers of Oak Valley. Therefore, the EnCap Oak Valley Funds may be deemed to beneficially own all of the reported securities held by Oak Valley. EnCap Fund V disclaims beneficial ownership of the reported Common Stock except to the extent of its pecuniary interest therein, and this statement shall not be deemed an admission that it is the beneficial owner of the reported Common Stock for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or any other purpose.
(2)	This calculation is based on 22,289,177 shares of Common Stock outstanding as of November 4, 2016, as reported in the Quarterly Report filed by Earthstone with the Commission on November 8, 2016.

CUSIP No. 27032D205

1	NAMES OF REPORTING PERSONS: EnCap V-B Acquisitions, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (See Instructions): Not applicable (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: -0-
	8	SHARED VOTING POWER: 9,162,452 (1)
	9	SOLE DISPOSITIVE POWER: -0-
	10	SHARED DISPOSITIVE POWER: 9,162,452 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 9,162,452 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 41.1% (2)
14	TYPE OF REPORTING PERSON (See Instructions): PN

(1)	The EnCap Oak Valley Funds collectively own a majority of the membership interests of Oak Valley and have the contractual right to nominate a majority of the members of the board of managers of Oak Valley. Therefore, each of the EnCap Oak Valley Funds may be deemed to beneficially own all of the reported securities held by Oak Valley. EnCap Fund V-B disclaims beneficial ownership of the reported Common Stock except to the extent of its pecuniary interest therein, and this statement shall not be deemed an admission that it is the beneficial owner of the reported Common Stock for the purposes of Section 13(d) of the Exchange Act or any other purpose.
(2)	This calculation is based on 22,289,177 shares of Common Stock outstanding as of November 4, 2016, as reported in the Quarterly Report filed by Earthstone with the Commission on November 8, 2016.

CUSIP No. 27032D205

1	NAMES OF REPORTING PERSONS: EnCap Energy Capital Fund VI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (See Instructions): Not applicable (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: -0-
	8	SHARED VOTING POWER: 9,162,452 (1)
	9	SOLE DISPOSITIVE POWER: -0-
	10	SHARED DISPOSITIVE POWER: 9,162,452 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 9,162,452 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 41.1% (2)
14	TYPE OF REPORTING PERSON (See Instructions): PN

(1)	The EnCap Oak Valley Funds collectively own a majority of the membership interests of Oak Valley and have the contractual right to nominate a majority of the members of the board of managers of Oak Valley. Therefore, each of the EnCap Oak Valley Funds may be deemed to beneficially own all of the reported securities held by Oak Valley. EnCap Fund VI disclaims beneficial ownership of the reported Common Stock except to the extent of its pecuniary interest therein, and this statement shall not be deemed an admission that it is the beneficial owner of the reported Common Stock for the purposes of Section 13(d) of the Exchange Act or any other purpose.
(2)	This calculation is based on 22,289,177 shares of Common Stock outstanding as of November 4, 2016, as reported in the Quarterly Report filed by Earthstone with the Commission on November 8, 2016.

CUSIP No. 27032D205

1	NAMES OF REPORTING PERSONS: EnCap VI-B Acquisitions, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (See Instructions): Not applicable (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: -0-
	8	SHARED VOTING POWER: 9,162,452 (1)
	9	SOLE DISPOSITIVE POWER: -0-
	10	SHARED DISPOSITIVE POWER: 9,162,452 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 9,162,452 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 41.1% (2)
14	TYPE OF REPORTING PERSON (See Instructions): PN

(1)	The EnCap Oak Valley Funds collectively own a majority of the membership interests of Oak Valley and have the contractual right to nominate a majority of the members of the board of managers of Oak Valley. Therefore, each of the EnCap Oak Valley Funds may be deemed to beneficially own all of the reported securities held by Oak Valley. EnCap Fund VI-B disclaims beneficial ownership of the reported Common Stock except to the extent of its pecuniary interest therein, and this statement shall not be deemed an admission that it is the beneficial owner of the reported Common Stock for the purposes of Section 13(d) of the Exchange Act or any other purpose.
(2)	This calculation is based on 22,289,177 shares of Common Stock outstanding as of November 4, 2016, as reported in the Quarterly Report filed by Earthstone with the Commission on November 8, 2016.

CUSIP No. 27032D205

1	NAMES OF REPORTING PERSONS: EnCap Energy Capital Fund VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (See Instructions): Not applicable (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: -0-
	8	SHARED VOTING POWER: 9,162,452 (1)
	9	SOLE DISPOSITIVE POWER: -0-
	10	SHARED DISPOSITIVE POWER: 9,162,452 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 9,162,452 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 41.1% (2)
14	TYPE OF REPORTING PERSON (See Instructions): PN

(1)	The EnCap Oak Valley Funds collectively own a majority of the membership interests of Oak Valley and have the contractual right to nominate a majority of the members of the board of managers of Oak Valley. Therefore, each of the EnCap Oak Valley Funds may be deemed to beneficially own all of the reported securities held by Oak Valley. EnCap Fund VII disclaims beneficial ownership of the reported Common Stock except to the extent of its pecuniary interest therein, and this statement shall not be deemed an admission that it is the beneficial owner of the reported Common Stock for the purposes of Section 13(d) of the Exchange Act or any other purpose.
(2)	This calculation is based on 22,289,177 shares of Common Stock outstanding as of November 4, 2016, as reported in the Quarterly Report filed by Earthstone with the Commission on November 8, 2016.

CUSIP No. 27032D205

1	NAMES OF REPORTING PERSONS: EnCap Energy Capital Fund IX, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (See Instructions): Not applicable (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: -0-
	8	SHARED VOTING POWER: 9,162,452 (1)
	9	SOLE DISPOSITIVE POWER: -0-
	10	SHARED DISPOSITIVE POWER: 9,162,452 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 9,162,452 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 41.1% (2)
14	TYPE OF REPORTING PERSON (See Instructions): PN

(1)	EnCap Energy Capital Fund IX, L.P. a Texas limited partnership, (“EnCap Fund IX”), owns 100% of the membership interests of Bold. Therefore, EnCap Fund IX may be deemed to beneficially own all of the reported securities that are deemed to be beneficially owned by Bold. EnCap Fund IX disclaims beneficial ownership of the reported Common Stock except to the extent of its pecuniary interest therein, and this statement shall not be deemed an admission that it is the beneficial owner of the reported Common Stock for the purposes of Section 13(d) of the Exchange Act or any other purpose.
(2)	This calculation is based on 22,289,177 shares of Common Stock outstanding as of November 4, 2016, as reported in the Quarterly Report filed by Earthstone with the Commission on November 8, 2016.

CUSIP No. 27032D205

1	NAMES OF REPORTING PERSONS: EnCap Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (See Instructions): Not applicable (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: -0-
	8	SHARED VOTING POWER: 9,162,452 (1)
	9	SOLE DISPOSITIVE POWER: -0-
	10	SHARED DISPOSITIVE POWER: 9,162,452 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 9,162,452 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 41.1% (2)
14	TYPE OF REPORTING PERSON (See Instructions): PN

(1)	The EnCap Oak Valley Funds and EnCap Fund IX (collectively, the “EnCap Funds”) may be deemed to beneficially own the shares of the Common Stock through their respective ownership of Oak Valley and Bold. EnCap Partners, LLC (“EnCap Partners”), which is the managing member of EnCap Investments Holdings, LLC (“EnCap Holdings”), which is the sole member of EnCap Investments GP, L.L.C. (“EnCap Investments GP”), which is the general partner of EnCap Investments L.P. (“EnCap Investments”), which is the general partner of EnCap Equity Fund V GP, L.P., EnCap Equity Fund VI GP, L.P., EnCap Equity Fund VII GP, L.P. and EnCap Equity Fund IX GP, L.P, which are the general partners of EnCap Fund V, EnCap Fund VI, EnCap Fund VII and EnCap Fund IX, respectively. Additionally, EnCap Equity Fund VI GP, L.P. is the general partner of EnCap Energy Capital Fund VI-B, L.P., which is the sole member of EnCap VI-B Acquisitions GP, LLC, which is the general partner of EnCap Fund VI-B. EnCap Fund V GP is also the general partner of EnCap Energy Capital Fund V-B, L.P., which is the sole member of EnCap V-B Acquisitions GP, LLC, which is the general partner of EnCap Fund V-B. Therefore, EnCap Partners through its direct and indirect ownership may be deemed to share the right to direct the disposition of the Common Stock through the EnCap Oak Valley Funds’ interests in Oak Valley and EnCap Fund IX’s ownership of Bold. EnCap Partners disclaims beneficial ownership of the reported Common Stock except to the extent of its pecuniary interest therein, and this statement shall not be deemed an admission that it is the beneficial owner of the reported Common Stock for the purposes of Section 13(d) of the Exchange Act or any other purpose.
(2)	This calculation is based on 22,289,177 shares of Common Stock outstanding as of November 4, 2016, as reported in the Quarterly Report filed by Earthstone with the Commission on November 8, 2016.

Explanatory Note

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed on May 27, 2014, (the “Original Schedule 13D” and, as further amended and supplemented by this Amendment, the “Schedule 13D”), by Oak Valley Resources, LLC, a Delaware limited liability company (“Oak Valley”) and relates to the beneficial ownership of the shares of common stock, $0.001 par value per share (the “Common Stock”), of Earthstone Energy, Inc., a Delaware corporation (“Earthstone”).

This Amendment is being filed on behalf of the reporting persons (the “Reporting Persons”) identified on the cover pages of this Amendment. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 1.	Security and Issuer.

This Amendment amends and restates Item 1 of the Original Schedule 13D in its entirety as set forth below:

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, $0.001 par value per share (the “Common Stock”), of Earthstone Energy, Inc., a Delaware corporation (“Earthstone”). The principal executive offices of Earthstone are located at 1400 Woodloch Forest Drive, Suite 300, The Woodlands, Texas 77380.

Item 2.	Identity and Background.

This Amendment amends and restates Item 2 of the Original Schedule 13D in its entirety as set forth below:

This Schedule 13D is being filed by Oak Valley Resources, LLC, a Delaware limited liability company (“Oak Valley”), Bold Energy Holdings, LLC, a Texas limited liability company (“Bold”), EnCap Partners, LLC, a Delaware limited liability company (“EnCap Partners”), EnCap Energy Capital Fund VII, L.P. (“EnCap Fund VII”), EnCap Energy Capital Fund VI, L.P. (“EnCap Fund VI”), EnCap VI-B Acquisitions, L.P. (“EnCap Fund VI-B”), EnCap Energy Capital Fund V, L.P. (“EnCap Fund V”), EnCap V-B Acquisitions, L.P. (“EnCap Fund V-B”), EnCap Energy Capital Fund VII, L.P. (“EnCap Fund V-B”), and EnCap Energy Capital Fund IX, L.P., each a Texas limited partnership (“EnCap Fund IX” and together with EnCap Fund V, EnCap Fund V-B, EnCap Fund VI, EnCap Fund VI-B and EnCap Fund VII, the “EnCap Funds”). Bold, the EnCap Funds, EnCap Partners (collectively, the “EnCap Entities”) and Oak Valley are sometimes referred to in this Schedule 13D individually as a “Reporting Person” and, collectively, they are referred to herein as the “Reporting Persons.”

The address of the principal office of Oak Valley is 1400 Woodloch Forest Drive, Suite 300, The Woodlands, Texas 77380. The principal business of Oak Valley is an independent oil and gas company engaged in the development and acquisition of oil and gas reserves. The address of the principal office of Bold is 600 N. Marienfeld, Suite 1000, Midland, Texas 79701. The principal business of Bold is an oil and gas exploration and production company with assets located in the Midland Basin. The principal business of each of the EnCap Funds is investing in securities of energy companies. The principal business of EnCap Partners is indirectly managing the EnCap Funds. The address of the principal office of the EnCap Entities is 1100 Louisiana Street, Suite 4900, Houston, Texas 77002.

The name and principal occupation of the board of managers and executive officers of Oak Valley as of the date hereof are set forth on Schedule A attached hereto, and incorporated herein by this reference. Information regarding the executive officers, managers or other control persons of Bold, the EnCap Funds and EnCap Partners is set forth on Schedule B, Schedule C and Schedule D, respectively, attached hereto. Schedule A, Schedule B, Schedule C and Schedule D attached hereto set forth the following information as to each such person:

(i).	name;

(ii).	residence or business address;

(iii).	present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv).	citizenship.

During the last five years, to the best of the Reporting Person’s knowledge, no person named on Schedule A, Schedule B, Schedule C or Schedule D attached hereto, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

This Amendment amends and restates Item 3 of the Original Schedule 13D in its entirety as set forth below:

See Item 4 below.

Oak Valley entered into the Voting and Support Agreement (as such term is defined below) as a material condition and inducement to the willingness of Bold to enter into the Contribution Agreement (as such term is defined below). The shares of Common Stock to which this Schedule 13D relates have not been purchased by Bold, and no funds were expended in connection with the execution of the Voting and Support Agreement.

On June 21, 2016, Oak Valley purchased 38,000 shares of Common Stock at the public offering price of $10.50 per share pursuant to a public offering by Earthstone. Oak Valley utilized cash for this purchase.

Item 4.	Purpose of Transaction.

This Amendment amends and restates Item 4 of the Original Schedule 13D in its entirety as set forth below:

OVR Registration Rights Agreement

At the closing of the transactions contemplated by that certain Exchange Agreement, dated May 15, 2014 and as amended September 26, 2014 (the “Amendment” and as amended, the “Exchange Agreement”) between Earthstone and Oak Valley, on December 19, 2014, Earthstone issued 9,124,452 shares of Common Stock as consideration for Oak Valley contributing the membership interests of its three subsidiaries and approximately $130.0 million in cash to Earthstone. As required under the Exchange Agreement, Earthstone entered into a Registration Rights Agreement with Oak Valley (the “OVR Registration Rights Agreement”), pursuant to which Earthstone agreed to register, at its cost, with the Commission the resale of the shares of Common Stock issued to Oak Valley at the closing of the transactions contemplated by the Exchange Agreement at the request of Oak Valley or a member of Oak Valley that has received the shares in a distribution from Oak Valley (collectively, the “Oak Valley Stockholders”). The Oak Valley Stockholders owning a majority of the Registrable Securities (as defined in the Oak Valley Registration Rights Agreement) may request registration no more than three times, and no more frequently than once in any six-month period, of shares having an estimated offering price of greater than $5.0 million. No request for registration may be made after the third anniversary of the closing of the transactions contemplated by the Exchange Agreement. With certain exceptions, Earthstone must file and have the registration statement declared effective, and must maintain the effectiveness of the registration statement for nine months or such shorter period by which all shares have been sold. In addition, if Earthstone files a registration statement within three years of the closing of the Exchange Agreement, it must offer to the Oak Valley Stockholders the opportunity to include the resale of their shares in the registration statement, subject to customary qualifications and limitations.

Contribution Agreement

On November 7, 2016, Earthstone entered into a Contribution Agreement (the “Contribution Agreement”) with Earthstone Energy Holdings, LLC, a Delaware limited liability company and wholly owned subsidiary of Earthstone (“EEH”), Lynden USA Inc., a Utah corporation and wholly owned subsidiary of Earthstone (“Lynden”), Lynden USA Operating, LLC, a Texas limited liability company and wholly owned subsidiary of Lynden (“Lynden Sub”), Bold, and Bold Energy III LLC, a Texas limited liability company (“Bold Sub”). Each of Earthstone, EEH, Lynden, Lynden Sub, Bold and Bold Sub is sometimes referred to in this Schedule 13D individually as a “Party” and, collectively, they are referred to herein as the “Parties.” The purpose of the Contribution Agreement is to provide for, among other things described below, the acquisition by EEH of Bold Sub, which owns significant developed and undeveloped oil and gas properties in the Midland Basin of Texas (the “Contribution”). Earthstone, Bold and Bold Sub are each affiliates of funds controlled by EnCap Partners.

Pursuant to the Contribution Agreement, Earthstone will recapitalize its common stock into two classes – Class A common stock, $0.001 par value per share of Earthstone (the “Class A Common Stock”), and Class B common stock, $0.001 par value per share of Earthstone (the “Class B Common Stock”), and all of Earthstone’s existing outstanding Common Stock will be converted into Class A Common Stock pursuant to a Second Amended and Restated Certificate of Incorporation of Earthstone to be entered into at the closing of the transactions contemplated by the Contribution Agreement (the “Closing”). Bold will purchase 36,070,828 shares of Class B Common Stock for nominal consideration, with the Class B Common Stock having no economic rights in Earthstone but having voting rights on a pari passu basis with the newly issued Class A Common Stock.

Following the Contribution, EEH will issue 16,423,849 of its membership units to Earthstone and 5,865,328 membership units to Lynden, or 22,289,177 membership units in the aggregate, and 36,070,828 membership units to Bold in exchange for each of Earthstone, Lynden and Bold transferring all of their assets to EEH. Each membership unit in EEH held by Bold, together with one share of Class B Common Stock to be issued to Bold, will be convertible into Class A Common Stock on a one-for-one basis. Therefore, stockholders of Earthstone and former unitholders of Bold are expected to own approximately 39% and 61%, respectively, of the combined company’s then outstanding Class A Common Stock on a fully diluted, as converted, basis. After the Closing, all former Earthstone and Bold operations will be conducted through EEH, with Earthstone as its sole managing member. The Closing is expected to occur in the first quarter of 2017.

The sole member, managers, and directors, as applicable, of the parties to the Contribution Agreement or the ancillary agreements contemplated by the Contribution Agreement have determined that the Contribution Agreement and the transactions contemplated thereby are fair to, advisable and in the best interests of their respective equityholders, and have unanimously approved the Contribution, the Contribution Agreement and the transactions contemplated thereby. The transactions contemplated by the Contribution Agreement are subject to approval of Earthstone’s stockholders at a special stockholders’ meeting to be called and held by Earthstone, and other closing conditions.

The Contribution Agreement contains certain termination rights for both Earthstone and Bold, including, among other things, if the Contribution is not completed by March 31, 2017, or such later date as may be agreed by the Parties. In the event of a termination of the Contribution Agreement by Bold under certain circumstances involving an alternative transaction, Earthstone may be required to pay to Bold $5.5 million as a termination fee.

Registration Rights Agreement

At the Closing, the Contribution Agreement requires that Earthstone enter into a Registration Rights Agreement (the “Registration Rights Agreement”) with Bold pursuant to which Earthstone will agree to register, at its cost, with the Commission, the resale of the Class A Common Stock to be issued to holders of membership units and Class B Common Stock upon the exchange with Earthstone, subject to the terms and conditions set forth therein. Pursuant to the Registration Rights Agreement, Earthstone has agreed to file a shelf registration statement (the “Shelf Registration Statement”) with the Commission within ten (10) business days after the Closing. In addition, if Earthstone files a registration statement, it must offer to the holders of membership units and Class B Common Stock the opportunity to include the resale of the shares of Class A Common Stock that such EEH membership units and Class B Common Stock are convertible into in the registration statement, subject to customary qualifications and limitations.

Voting and Support Agreement

Concurrent with, and in order to induce Bold to enter into the Contribution Agreement, Oak Valley entered into a voting and support agreement with Earthstone and Bold dated November 7, 2016 (the “Voting and Support

Agreement”), with respect to all of the shares of Common Stock that are currently or will be beneficially owned by Oak Valley (“Voting Agreement Shares”). Pursuant to the Voting and Support Agreement, Oak Valley has agreed to vote in favor of the Contribution Agreement and the related transactions contemplated thereby at any meeting of stockholders called to vote thereon. The Contribution Agreement requires that the Contribution Agreement and the transactions contemplated thereby be approved by the affirmative vote or consent of (i) at least a majority of the outstanding shares of Common Stock that are represented in person or by proxy at a special meeting of stockholders of Earthstone to be held as promptly as practicable and (ii) a majority of the outstanding shares of Common Stock not including shares of Common Stock held by Oak Valley and the executive officers of Earthstone (the “Required Minority Approval”).

During the term of the Voting and Support Agreement, Oak Valley has agreed, among other things, to (i) vote all Voting Agreement Shares in favor of the approval of the Contribution, the approval and adoption of the Contribution Agreement and the approval of any other transactions contemplated by the Contribution Agreement and against any alternative transaction; (ii) subject to certain exceptions, not sell or transfer the Voting Agreement Shares until the Voting and Support Agreement terminates; and (iii) not enter into any other voting arrangement with respect to the Voting Agreement Shares or take any other action that would restrict, limit or interfere with the performance of his obligations under the Voting and Support Agreement. The Voting and Support Agreement terminates (a) at the closing of the Contribution or (b) if the Contribution Agreement is terminated in accordance with its terms. The Voting and Support Agreement also includes the grant by Oak Valley of an irrevocable proxy to Bold (and any other individual who may be designated by Bold) to vote and exercise all voting rights with respect to the matters described above.

Voting Agreement

Earthstone, Bold, Oak Valley and EnCap Investments L.P., a Delaware limited partnership (“EnCap Investments” and collectively with Bold and Oak Valley, the “Stockholders”), have agreed to enter into a voting agreement (the “Voting Agreement”) at the Closing. The Voting Agreement provides that, for so long as it is in effect, the Stockholders shall not vote any shares or take any other action that would in any way alter the composition of Earthstone’s board of directors from its composition immediately following the Closing, which shall be composed of nine members, four of whom shall be designated by EnCap Investments (the “EnCap Designated Directors”), three of whom shall be independent (the “Independent Directors”), and two of whom shall be members of Earthstone’s management, including Earthstone’s Chief Executive Officer (the “Earthstone Designated Directors” and, together with the Independent Directors, the “Non-EnCap Designated Directors”). The Voting Agreement will terminate upon the earlier of (i) the fifth anniversary of the Closing and (ii) the date upon which EnCap Investments, Oak Valley and Bold collectively own, of record and beneficially, less than 20% of Earthstone’s outstanding voting interests. At any time during the effectiveness of the Voting Agreement during which EnCap Investments’ collective ownership of Earthstone, beneficially and of record, including through Bold or Oak Valley, exceeds 50% of the total issued and outstanding Class A Common Stock and Class B Common Stock, EnCap Investments may remove and replace one Non-EnCap Designated Director, and his or her successors.

The foregoing descriptions of the Contribution Agreement, the Voting and Support Agreement, the Exchange Agreement, the Amendment and the OVR Registration Rights Agreement, do not purport to be complete and are qualified in their entirety by reference to the Contribution Agreement, the Voting and Support Agreement, the Exchange Agreement, the Amendment and the OVR Registration Rights Agreement, which are attached hereto as Exhibit 2,1, Exhibit 10.1, Exhibit 10.2, Exhibit 10.2(a) and Exhibit 10.3, respectively, and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

This Amendment amends and restates Item 5 of the Original Schedule 13D in its entirety as set forth below:

(a)    The aggregate number and percentage of Common Stock beneficially owned by each Reporting Person is set forth in Items 7, 8, 9, 10, 11 and 13 of the cover pages to this Schedule 13D relating to such Reporting Person and is incorporated by reference herein.

(b)     For purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), EnCap Partners through its direct and indirect ownership of the EnCap Oak Valley Funds and EnCap Fund IX, and, in turn, the EnCap Oak Valley Funds and EnCap Fund IX, through its respective ownership of Oak Valley and Bold, may each be deemed to share the right to direct the disposition of the Common Stock, and thus, for the purposes of Rule 13d-3 promulgated under the Exchange Act, may be deemed to beneficially own the Common Stock. Pursuant to the obligations of Oak Valley under the Voting and Support Agreement, Bold may be deemed to have the shared power to vote up to an aggregate of 9,162,452 shares of Common Stock, in favor of the approval of the Contribution, the Contribution Agreement and the other transactions contemplated thereby, and thus, for the purposes of Rule 13d-3 promulgated under the Exchange Act, Bold may be deemed to be the beneficial owner of an aggregate of 9,162,452 shares of Common Stock. The Voting Agreement Shares represent approximately 41.1% of the outstanding shares of Common Stock as reported by Earthstone in its Quarterly Report on Form 10-Q for the period ended September 30, 2016 filed by Earthstone with the Commission on November 8, 2016. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c)     Except as set forth in this Schedule 13D, none of the Reported Persons or, to their knowledge, any of its directors, executive officers or other control persons named on Schedule A, Schedule B, Schedule C, or Schedule D attached hereto, has effected any transaction in the shares of Common Stock during the past 60 days.

(d)     No person other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported on this Schedule 13D.

(e)     Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

This Amendment amends and restates Item 6 of the Original Schedule 13D in its entirety as set forth below:

Other than as described in this Schedule 13D and in the agreements and documents attached as exhibits hereto or incorporated herein by reference, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of Earthstone, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, the existence of which would give another person voting or investment power over the securities of Earthstone.

Item 7.	Material to be Filed as Exhibits.

This Amendment amends and restates Item 7 of the Original Schedule 13D in its entirety as set forth below:

Exhibit No.	Description of Exhibit

1.1	Joint Filing Agreement dated November 16, 2016.

2.1	Contribution Agreement dated November 7, 2016, by and among Earthstone Energy, Inc., Earthstone Energy Holdings, LLC, Lynden USA Inc., Lynden USA Operating, LLC, Bold Energy Holdings, LLC and Bold Energy III LLC. (incorporated by reference to Exhibit 2.1 to the Earthstone Energy, Inc. Current Report on Form 8-K filed with the Commission on November 8, 2016).

10.1	Voting and Support Agreement dated November 7, 2016, by and among Bold Energy Holdings, LLC, Oak Valley Resources, LLC, and Earthstone Energy, Inc. (incorporated by reference to Exhibit 10.1 to the Earthstone Energy, Inc. Current Report on Form 8-K filed with the Commission on November 8, 2016).

10.2	Exchange Agreement dated May 15, 2014 between Earthstone Energy, Inc. and Oak Valley Resources, LLC (incorporated by reference to Exhibit 10.1 to the Earthstone Energy, Inc. Current Report on Form 8-K filed with the Commission on May 16, 2014).

10.2(a)	Amendment to Exchange Agreement dated as of September 26, 2014 between Earthstone Energy, Inc. and Oak Valley Resources, LLC (incorporated by reference to Exhibit 10.1 to the Earthstone Energy, Inc. Current Report on Form 8-K filed with the Commission on October 2, 2014).

10.3	Registration Rights Agreement dated December 19, 2014, between Earthstone Energy, Inc. and Oak Valley Resources, LLC (incorporated by reference to Exhibit 10.1 to the Earthstone Energy, Inc. Current Report on Form 8-K filed with the Commission on December 29, 2014).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 16, 2016

Oak Valley Resources, LLC

By:	/s/ Frank A. Lodzinski
Name:	Frank A. Lodzinski
Title:	President and Chief Executive Officer

Bold Energy Holdings, LLC

By:	EnCap Energy Capital Fund IX, L.P.,
its sole member

By:	EnCap Equity Fund IX GP, L.P.,
its general partner

By:	EnCap Investments L.P.,
its general partner

By:	EnCap Investments GP, L.L.C.,
its general partner

By:	/s/ Robert L. Zorich
Name:	Robert L. Zorich
Title:	Managing Partner

EnCap Energy Capital Fund V, L.P.

By:	EnCap Equity Fund V GP, L.P.,
its general partner

By:	EnCap Investments L.P.,
its general partner

By:	EnCap Investments GP, L.L.C.,
its general partner

By:	/s/ Robert L. Zorich
Name:	Robert L. Zorich
Title:	Managing Partner

EnCap V-B Acquisitions, L.P.

By:	EnCap V-B Acquisitions GP, LLC,
its general partner

By:	EnCap Energy Capital Fund V-B, L.P.,
its sole member

By:	EnCap Equity Fund V GP, L.P.,
its general partner

By:	EnCap Investments L.P.,
its general partner

By:	EnCap Investments GP, L.L.C.,
its general partner

By:	/s/ Robert L. Zorich
Name:	Robert L. Zorich
Title:	Managing Partner

EnCap VI-B Acquisitions, L.P.

By:	EnCap VI-B Acquisitions GP, LLC,
its general partner

By:	EnCap Energy Capital Fund VI-B, L.P.,
its sole member

By:	EnCap Equity Fund VI GP, L.P.,
its general partner

By:	EnCap Investments L.P.,
its general partner

By:	EnCap Investments GP, L.L.C.,
its general partner

By:	/s/ Robert L. Zorich
Name:	Robert L. Zorich
Title:	Managing Partner

EnCap Energy Capital Fund VI, L.P.

By:	EnCap Equity Fund VI GP, L.P.,
its general partner

By:	EnCap Investments L.P.,
its general partner

By:	EnCap Investments GP, L.L.C.,
its general partner

By:	/s/ Robert L. Zorich
Name:	Robert L. Zorich
Title:	Managing Partner

EnCap Energy Capital Fund VII, L.P.

By:	EnCap Equity Fund VII GP, L.P.,
its general partner

By:	EnCap Investments L.P.,
its general partner

By:	EnCap Investments GP, L.L.C.,
its general partner

By:	/s/ Robert L. Zorich
Name:	Robert L. Zorich
Title:	Managing Partner

EnCap Energy Capital Fund IX, L.P.

By:	EnCap Equity Fund IX GP, L.P.,
its general partner

By:	EnCap Investments L.P.,
its general partner

By:	EnCap Investments GP, L.L.C.,
its general partner

By:	/s/ Robert L. Zorich
Name:	Robert L. Zorich
Title:	Managing Partner

EnCap Partners, LLC

By:	/s/ Robert L. Zorich
Name:	Robert L. Zorich
Title:	Managing Member

INDEX TO EXHIBITS

Exhibit No.	Description of Exhibit
1.1	Joint Filing Agreement dated November 16, 2016.

2.1	Contribution Agreement dated November 7, 2016, by and among Earthstone Energy, Inc., Earthstone Energy Holdings, LLC, Lynden USA Inc., Lynden USA Operating, LLC, Bold Energy Holdings, LLC and Bold Energy III LLC. (incorporated by reference to Exhibit 2.1 to the Earthstone Energy, Inc. Current Report on Form 8-K filed with the Commission on November 8, 2016).

10.1	Voting and Support Agreement dated November 7, 2016, by and among Bold Energy Holdings, LLC, Oak Valley Resources, LLC, and Earthstone Energy, Inc. (incorporated by reference to Exhibit 10.1 to the Earthstone Energy, Inc. Current Report on Form 8-K filed with the Commission on November 8, 2016).

10.2	Exchange Agreement dated May 15, 2014 between Earthstone Energy, Inc. and Oak Valley Resources, LLC (incorporated by reference to Exhibit 10.1 to the Earthstone Energy, Inc. Current Report on Form 8-K filed with the Commission on May 16, 2014).

10.2(a)	Amendment to Exchange Agreement dated as of September 26, 2014 between Earthstone Energy, Inc. and Oak Valley Resources, LLC (incorporated by reference to Exhibit 10.1 to the Earthstone Energy, Inc. Current Report on Form 8-K filed with the Commission on October 2, 2014).

10.3	Registration Rights Agreement dated December 19, 2014, between Earthstone Energy, Inc. and Oak Valley Resources, LLC (incorporated by reference to Exhibit 10.1 to the Earthstone Energy, Inc. Current Report on Form 8-K filed with the Commission on December 29, 2014).

Schedule A

OAK VALLEY RESOURCES, LLC

The following is a list of the members of the Board of Managers and the Executive Officers of Oak Valley, setting forth the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for each such person. Except as indicated below, all members of the Board of Managers and the Executive Officers listed below are citizens of the United States.

Board of Managers of Oak Valley Resources, LLC

Name	Position	Present Principal Occupation
Frank A. Lodzinski	Manager	President and Chief Executive Officer of Earthstone Energy, Inc.

Robert J. Anderson	Manager	Executive Vice President, Corporate Development and Engineering of Earthstone Energy, Inc.

Bryan T. Stahl	Manager	Vice President at EnCap Investments L.P.

Douglas E. Swanson, Jr.	Manager	Partner at EnCap Investments L.P.

Robert L. Zorich	Manager	Managing Partner at EnCap Investments L.P.

The business address of each member of the Board of Managers of Oak Valley is 1400 Woodloch Forest Drive, Suite 300, The Woodlands, Texas.

Executive Officers of Oak Valley Resources, LLC

Name	Position and Present Principal Occupation
Frank A. Lodzinski	President and Chief Executive Officer

Robert J. Anderson	Executive Vice President and Assistant Corporate Secretary

Christopher E. Cottrell	Executive Vice President and Corporate Secretary

G. Bret Wonson	Vice President, Chief Accounting Officer and Assistant Corporate Secretary

The business address of each executive officer of Oak Valley is 1400 Woodloch Forest Drive, Suite 300, The Woodlands, Texas 77380.

Schedule B

CONTROL PERSONS OF BOLD

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the general partner and other control persons of Bold are set forth below:

Name and Business Address	Capacity in which Serves	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted
EnCap Energy Capital Fund IX, L.P. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Sole Member of Bold Energy Holdings, LLC	n/a	n/a

EnCap Equity Fund IX GP, L.P. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	General Partner of EnCap Fund IX	n/a	n/a

EnCap Investments L.P. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	General Partner of EnCap Equity Fund V IX GP, L.P.	n/a	n/a

EnCap Investments GP, L.L.C. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	General Partner of EnCap Investments L.P.	n/a	n/a

EnCap Investments Holdings, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Sole Member of EnCap Investments GP, L.L.C.	n/a	n/a

EnCap Partners, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Managing Member of EnCap Investments Holdings, LLC	n/a	n/a

Schedule C

CONTROL PERSONS OF THE ENCAP FUNDS

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the general partner and other control persons of the EnCap Funds are set forth below:

Name and Business Address	Capacity in which Serves	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted
EnCap Equity Fund V GP, L.P. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	General Partner of EnCap Fund V and EnCap Energy Capital Fund V-B, L.P.	n/a	n/a

EnCap V-B Acquisitions GP, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	General Partner of EnCap Fund V-B	n/a	n/a

EnCap Energy Capital Fund V-B, L.P. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Sole Member of EnCap V-B Acquisitions GP, LLC	n/a	n/a

EnCap Equity Fund VI GP, L.P. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	General Partner of EnCap Fund VI and EnCap Energy Capital Fund VI-B, L.P.	n/a	n/a

EnCap VI-B Acquisitions GP, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	General Partner of EnCap Fund VI-B	n/a	n/a

EnCap Energy Capital Fund VI-B, L.P. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Sole Member of EnCap VI-B Acquisitions GP, LLC	n/a	n/a

EnCap Equity Fund VII GP, L.P. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	General Partner of EnCap Fund VII	n/a	n/a

EnCap Equity Fund IX GP, L.P. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	General Partner of EnCap Fund IX	n/a	n/a

EnCap Investments L.P. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	General Partner of EnCap Equity Fund V GP, L.P., EnCap V-B Acquisitions, L.P., EnCap Equity Fund VI GP, L.P., EnCap VI-B Acquisitions, L.P., EnCap Equity Fund VII GP, L.P. and EnCap Equity Fund IX GP, L.P.	n/a	n/a

Name and Business Address	Capacity in which Serves	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted
EnCap Investments GP, L.L.C. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	General Partner of EnCap Investments L.P.	n/a	n/a

EnCap Investments Holdings, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Sole Member of EnCap Investments GP, L.L.C.	n/a	n/a

EnCap Partners, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Managing Member of EnCap Investments Holdings, LLC	n/a	n/a

Schedule D

CONTROL PERSONS OF ENCAP PARTNERS

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the general partner and other control persons of EnCap Partners are set forth below. Except as indicated below, all members of the Board of Managers of EnCap Partners listed below are citizens of the United States.

EnCap Partners:

Name and Business Address	Capacity in which Serves	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted
David B. Miller 3811 Turtle Creek Blvd., Suite 2100 Dallas, Texas 75219	Managing Partner	Managing Partner	EnCap Partners, LLC 3811 Turtle Creek Blvd., Suite 2100 Dallas, Texas 75219

Gary R. Petersen 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Managing Partner	Managing Partner	EnCap Partners, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002

D. Martin Phillips 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Managing Partner	Managing Partner	EnCap Partners, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002

Robert L. Zorich 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Managing Partner	Managing Partner	EnCap Partners, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002

Jason M. DeLorenzo 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Managing Partner	Managing Partner	EnCap Partners, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002

E. Murphy Markham IV 3811 Turtle Creek Blvd., Suite 2100 Dallas, Texas 75219	Managing Partner	Managing Partner	EnCap Partners, LLC 3811 Turtle Creek Blvd., Suite 2100 Dallas, Texas 75219

Douglas E. Swanson, Jr. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Managing Partner	Managing Partner	EnCap Partners, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002